November 21,2003

Mr. Ron J. Sidman
Chairman of the Board, Chief Executive Officer, and
President
The First Years Inc
One Kiddie Drive
Avon Massachusetts 02322-1171


Dear Ron:

Director Jamie Wallace is supposed to be an Independent
Director.

He also heads the Board's Nominating Committee, which is supposedly considering whom to appoint to the Board as a shareholder representative.

In fact Jamie is supposedly considering me This I am to supposed to believe is so even though he was not present at the Board meeting to which I was invited to appear last July 24, has never met me, never been in communication with me, and has refused even just to respond to all my invitations to him to meet.

Now it turns out, by applying an advanced mathematics deduction process to the jigsaw puzzle of a proxy statement The First Years puts out, that so called
Independent Director, Mr. Jamie Wallace, was the unnamed, mystery, director, who received all those special stock options at bargain strike prices as compensation for being a paid consultant to the Company back in 2000 and 2001.

You of course know that I repeatedly questioned you in an endless barrage of letters and telephone calls asking whom and why an Independent Director was added to the Company payroll, and hired as a paid consultant. But both you and CFO John Beals, and even all of the Board Members
I contacted and wrote too, would not come clean and reveal the military secret of who the mystery, independent, director, paid consultant, was. None of you were willing to reveal who Board Member was that became an employee, a hired hand, or what he was hired to do. As of this very days of today you all refuse still to say what he did for his original compensation of $110,000 which by the way is what you charged against earnings in 2000 and 2001.

You did not even disclose this information in the proxy statements in the section captioned Compensation of Directors.

Why you would never disclose who the Independent Director was, whose independence had been compromised, was not entirely clear or understood. That is until now.

But to have this supposed to be independent gentleman
Jamie, who has now reaped paper profits to date of $149,654 (based on the stock price currently at $13.50) and still counting, since the options apparently have years to go until they expire, (you have never revealed the expiration date of his 25,201 stock options to purchase our common shares at $7.75 and $8.25 per share), sit in judgment of who it should be that will be added to the Board to represent the public shareholders, is akin to the fox guarding the chicken coop.

This is of course just one among the very many reasons the public shareholders, who are after all the owners of this Company, are so very badly in need of Board members who will represent their interests and not just yours and those your family (your Mother, your Brother, your Brother-In-Law) and your friends (such as your college roommate who is also an appointed Board Member) i.e. all the insiders of the Sidman family group.

Now that Independent Director, Nominating Committee
Chairman Mr. Jamie Wallace is deciding whom to appoint to the Board to represent shareholders, including us the largest and longest holding shareholder, how are we not to believe he is not akin to the proverbial fox mentioned above?

As the executive director of the Council of Institutional
Investors said recently, Nominating Committees are all too much like fifth-graders. "If fifth-graders picked their teachers, fifth-graders would get A's". Well if hired hands, paid consultants are the so-called independent directors who serve on and in this case heads up the Nominating Committee how will shareholders ever be able to have representatives who are truly shareholder representatives and not captives of a captive insider
Board made up of family and tainted independents such as Jamie unfortunately has now been revealed to be.

Please give us a straight answer on this because we simply can't be kept up in the air as you string us along much longer. You either support my election to the Board and that of the gentleman I named to you whom you sounded thrilled to have serve on your board because of who he is, what he has accomplished in your industry and the doors he can open and the ideas he can bring. We can't have a wishy washy answer either as time is running out on your imposed deadline for such submissions. If you are not going to permit us to appoint directors, we well might be forced to seek election of representatives to the board.


Warmly,

Larry

Lawrence J. Goldstein


Footnotes.
The background which led to our writing this letter to Mr. Sidman on November 21 is best explained by the following emails we wrote Mr. Sidman on October 27 and November 3 and Mr. Sidman's response to us on
October 31.


I. From: Lawrence J. Goldstein
   To: RON J. SIDMAN
   Sent: Monday, October 27, 2003 5:20 PM

Dear Ron:

I enclose herewith "Corporate Boards Need More Investor
Advocates", sub heading, "Rounding out corporate boards with true investor advocates will bring a sorely needed investor focus to the boardroom." (source today's Wall
Street Journal. October 27, 2003, page R8).

Read it and ask all board members to do the same please as well as the article on the same page, just above this one, "Opening the Board".

Note too please, the quote of the executive director of the Council of Institutional Investors, that Nominating
Committees are all to much like fifth-graders. "If fifth-graders picked their teachers, fifth-graders would get
A's".

There are few investors like me, your single, largest and most substantial shareholder and longest holding investor
(30 years continuously), who are invested personally in The First Years, who are more interested in the success of TFY's, who is more industry informed and knowledgeable, who has more financial and investment experience (44 years), and contacts and friends, more willing to ask good questions, challenge conventional wisdom, status, and methods and ask "what if's", "have you considered this", "have you considered but rejected it", "why "or "why not," and who have such a long-term, abiding interest in seeing this Company and its executives being all it and they can be, and to succeed in the grandest scale, than me.

And that is why I want you to appoint me now as a shareholder representative to the Board in the slot now open resulting from the passing of Jerry Karp last year.
Investors need a voice as you well know and understand and agreed to, and I am ready able and willing to be it.
I can be of invaluable help to this Board, Company and Shareholders. Don't act as fifth-graders.

I am also prepared to share with you, three other nominees to be considered for election to this board who have huge amounts of experience and leadership in this business, are known experts, both to you and most knowledgeable others in the industry and who are willing and ready to serve if nominated by you, or if necessary by shareholders, who I believe will support their election.

Last Friday when you telephoned me you asked the names of these persons and I revealed to you the name of one. The gentleman who led the astonishing growth of one of our leading retailing chain customers which is today one of our largest customers, Babies "R" Us. You sounded very pleased that he was willing to serve and commented that you would like to surround yourself with directors who know the business and are smart and have been very successful. I am ready to help you do just that and now.

I look forward to hearing from you on this as you promise, before the week is out.

Warmly,
Larry
Lawrence J. Goldstein


II. From:  RON J. SIDMAN
    To: Lawrence J. Goldstein
    Sent: Friday, October 31, 2003

Larry,

I forwarded your email to our nominating committee that is chaired by Jamie
Wallace and includes Fred Page and Lew Weston. We do intend to add an additional outside director and they will give careful consideration to your suggestions.

Ron


III. From: Lawrence J. Goldstein
     To: RON J. SIDMAN
     Sent: Monday, November 03, 2003 2:58 PM
     Subject: Re: Fw:

Dear Ron:

This is the nominating committee** that will consider what I had to say and to propose?

Jamie Wallace has never met me or spoken with me and in fact has refused my invitations to meet. That speaks legions.

When I saw Fred Page at the July 24th Board meeting und asked how I could reach him to talk further, and invited him to meet with me and "break bread", he refused me on both counts saying "it is best to got through (you) Ron.

Lew Weston last told me he "couldn't speak with me and you (I) should go through Ron". So I am doing just that now; going through you Ron.

Look Ron, you know me well and for about 30 years. If you support a candidate it makes all the difference in the world. You said you agreed to add a shareholder representative to the Board ...and soon.

Will you Ron, support me?

If not, I can only conclude that you do not support adding an independent who represents shareholders and that an insider board committee is going to choose an "outsider" to be an independent director.

As I mentioned to you in my letter of October 27th, Nominating Committees are all too much like fifth-graders. "If fifth-graders picked their teachers, fifth-graders would get A's.

Investors need a voice as you well know and understand, and agreed to, and I am ready able and willing to be it.
I can be of invaluable help to this Board, Company and Shareholders. Don't act as fifth-graders.

Will you Ron, support me?

Warmly,
Larry
Lawrence J. Goldstein

Footnote: **
From Ron Sidman, October 31, 2003

Larry,

I forwarded your email to our nominating committee that is chaired by Jamie Wallace and includes Fred Page and Lew Weston. We do intend to add an additional outside director and they will give careful consideration to your suggestions.

Ron


Page 2 of 6

Stocks overlooked or ignored by otherwise intelligent investors TM SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY  10538

914.833.0875  ~  FAX: 914.833.1068
WWW.SMPLP.COM

LAWRENCE J. GOLDSTEIN
GENERAL PARTNER

EMAIL: ljgoldstein@bloomberg.net


Stocks overlooked or ignored by otherwise intelligent investors TM